SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)
[X]      ANNUAL REPORT PURSUANT  TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1995
                                       OR
[ ]      TRANSITION  REPORT  PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 [NO FEE REQUIRED].
For the transition period from                        to
                              ------------------------  ------------------------

Commission file number   1-4473
                     --------------

                        The Savings Plan for Employees of
                         Arizona Public Service Company

                                       and

                     The Savings Plan for Union Employees of
                         Arizona Public Service Company
                           (Full titles of the plans)

                             400 North Fifth Street
                          Station 8478, P.O. Box 53999
                             Phoenix, Arizona 85004
                             (Address of the plans)

                        Pinnacle West Capital Corporation
                                (Name of issuer)

                               400 East Van Buren
                                 P.O. Box 52132
                             Phoenix, Arizona 85072
                (Address of issuer's principal executive office)

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                     THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                         ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION


- --------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------


                                                                         PAGE
                                                                         ----


Independent Auditors' Report                                               1


Combined Statements of Net Assets Available
            for Benefits with Supplemental
            Combining Information as of
            December 31, 1995 and 1994                                   2 - 3


Combined Statements of Changes in Net Assets
            Available for Benefits with Supplemental
            Combining Information for Each of the Three
            Years in the Period Ended December 31, 1995                  4 - 6


Notes to Combined Financial Statements                                   7 - 13


Exhibits Filed                                                            14

INDEPENDENT AUDITORS' REPORT


Arizona Public Service Company:
Phoenix, Arizona

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1995 and 1994, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.


DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 14, 1996

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA  PUBLIC SERVICE  COMPANY,
THE SAVINGS PLAN FOR UNION  EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- ------------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                  SUPPLEMENTAL COMBINING INFORMATION
                                                                --------------------------------------------------------------------

                                                                 PINNACLE WEST                            FIXED         AGGRESSIVE
                                                  COMBINED        STOCK FUND        INDEX FUND         INCOME FUND      EQUITY FUND
                                               --------------   ---------------   ----------------   ----------------- -------------
ASSETS:
     Investments at fair value (cost,
         Pinnacle West Stock Fund,
         $68,736,455;
         Index Fund, $33,262,541;
         Fixed Income Fund, $63,401,164;
         Aggressive Equity Fund,
         $17,706,804;
         Balanced Fund, $5,881,302;
         Participant Loan Feature,
         $16,679,670)                          $  266,911,402   $   107,739,786   $    52,227,708    $     63,401,164  $  20,693,479
     Temporary investments (at cost
         which approximates fair value)             1,626,939         1,505,568                               121,371
     Contributions receivable                       1,103,604           432,779           230,289             229,659        162,733
     Interest receivable                              310,179             8,634                               301,545
                                               --------------   ---------------   ----------------   ----------------- -------------
              Total assets                        269,952,124       109,686,767        52,457,997          64,053,739     20,856,212
                                               --------------   ---------------   ----------------   ----------------- -------------

LIABILITIES:
     Interfund transfers and other liabilities        872,875           406,947           (99,811)            189,814         77,954
                                               --------------   ---------------   ----------------   ----------------- -------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS                 $  269,079,249   $   109,279,820   $    52,557,808    $     63,863,925  $  20,778,258
                                               ==============   ===============   ================   ================= =============

                                              ----------------------------------------------


                                              ----------------------------------------------

                                                      BALANCED           PARTICIPANT
                                                        FUND            LOAN FEATURE
                                                    --------------     ----------------
ASSETS:
     Investments at fair value (cost,
         Pinnacle West Stock Fund,
         $68,736,455;
         Index Fund, $33,262,541;
         Fixed Income Fund, $63,401,164;
         Aggressive Equity Fund,
         $17,706,804;
         Balanced Fund, $5,881,302;
         Participant Loan Feature,
         $16,679,670)                             $     6,169,595    $      16,679,670
     Temporary investments (at cost
         which approximates fair value)
     Contributions receivable                              48,144
     Interest receivable
                                                    --------------     ----------------
              Total assets                              6,217,739           16,679,670
                                                    --------------     ----------------

LIABILITIES:
     Interfund transfers and other liabilities             34,016              263,955
                                                    --------------     ----------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS                    $     6,183,723    $      16,415,715
                                                    ==============     ================

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA  PUBLIC SERVICE  COMPANY,  THE SAVINGS
PLAN FOR UNION  EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN
FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- ----------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1994
- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                          SUPPLEMENTAL COMBINING INFORMATION
                                                                     -------------------------------------------------------------

                                                                     PINNACLE WEST                                  FIXED
                                                  COMBINED             STOCK FUND           INDEX FUND           INCOME FUND
                                               ---------------       ---------------      ---------------      -----------------
ASSETS:
     Investments at fair value (cost,
        Pinnacle West Stock Fund,
        $71,368,427;
        Index Fund, $24,064,088;
        Fixed Income Fund, $59,721,860;
        Aggressive Equity Fund,
        $5,918,521;
        Balanced Fund, $3,130,806;
        Participant Loan Feature,
        $13,109,122)                         $    190,819,638      $     77,644,238     $     31,358,648     $       59,721,860
     Temporary investments (at cost
        which approximates fair value)              5,413,499             1,152,230                                   4,261,269
     Contributions receivable                       1,020,717               428,944              183,302                296,546
     Interest receivable                              309,490                 8,053                                     301,437
                                               ---------------       ---------------      ---------------      -----------------
              Total assets                        197,563,344            79,233,465           31,541,950             64,581,112
                                               ---------------       ---------------      ---------------      -----------------

LIABILITIES:
     Interfund transfers and other liabilities          5,037               (16,422)             (39,374)               252,771
                                               ---------------       ---------------      ---------------      -----------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS               $    197,558,307      $     79,249,887     $     31,581,324     $       64,328,341
                                               ===============       ===============      ===============      =================

                                             ----------------------------------------------------------


                                             ----------------------------------------------------------

                                                 AGGRESSIVE          BALANCED           PARTICIPANT
                                                 EQUITY FUND           FUND             LOAN FEATURE
                                                --------------     --------------     -----------------
ASSETS:
     Investments at fair value (cost,
        Pinnacle West Stock Fund,
        $71,368,427;
        Index Fund, $24,064,088;
        Fixed Income Fund, $59,721,860;
        Aggressive Equity Fund,
        $5,918,521;
        Balanced Fund, $3,130,806;
        Participant Loan Feature,
        $13,109,122)                          $     5,947,680    $     3,038,090    $       13,109,122
     Temporary investments (at cost
        which approximates fair value)
     Contributions receivable                          72,990             38,935
     Interest receivable
                                                --------------     --------------     -----------------
              Total assets                          6,020,670          3,077,025            13,109,122
                                                --------------     --------------     -----------------

LIABILITIES:
     Interfund transfers and other liabilitie        (346,364)            (9,883)              164,309
                                                --------------     --------------     -----------------

              NET ASSETS AVAILABLE
                  FOR BENEFITS                $     6,367,034    $     3,086,908    $       12,944,813
                                                ==============     ==============     =================

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA  PUBLIC SERVICE  COMPANY,  THE SAVINGS
PLAN FOR UNION  EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN
FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- ------------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                            SUPPLEMENTAL COMBINING INFORMATION
                                                                       -------------------------------------------------------------

                                                                        PINNACLE WEST                                   FIXED
                                                    COMBINED             STOCK FUND           INDEX FUND             INCOME FUND
                                                 ---------------       ----------------     ----------------       -----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
         Dividends                             $      4,831,483      $       3,548,574
         Interest income                              5,117,786                 75,680                           $        3,813,463
         Realized gain on sale of
            investments                               2,859,474              1,552,878    $       1,161,262
         Unrealized appreciation
            of investments (Note 4)                  47,736,651             32,727,519           11,670,607
                                                 ---------------       ----------------     ----------------       -----------------
           Total investment income                   60,545,394             37,904,651           12,831,869               3,813,463
                                                 ---------------       ----------------     ----------------       -----------------

     Contributions (Note 2):
         Employers                                    6,747,587              6,747,587
         Participants                                20,204,098              4,043,616            5,077,110               6,757,160
                                                 ---------------       ----------------     ----------------       -----------------
           Total contributions                       26,951,685             10,791,203            5,077,110               6,757,160
                                                 ---------------       ----------------     ----------------       -----------------
              Total additions                        87,497,079             48,695,854           17,908,979              10,570,623
                                                 ---------------       ----------------     ----------------       -----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                              15,932,169              9,015,731            1,727,992               4,533,469
       Administrative expenses                           43,968                  4,085                3,855                  33,552
       Interfund transfers                                                   9,646,105           (4,799,352)              6,468,018
                                                 ---------------       ----------------     ----------------       -----------------
             Total deductions                        15,976,137             18,665,921           (3,067,505)             11,035,039
                                                 ---------------       ----------------     ----------------       -----------------
             Net increase (decrease)                 71,520,942             30,029,933           20,976,484                (464,416)

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                            197,558,307             79,249,887           31,581,324              64,328,341
                                                 ---------------       ----------------     ----------------       -----------------
       End of year                             $    269,079,249      $     109,279,820    $      52,557,808      $       63,863,925
                                                 ===============       ================     ================       =================

                                      ------------------------------------------------------------


                                      ------------------------------------------------------------

                                            AGGRESSIVE           BALANCED           PARTICIPANT
                                            EQUITY FUND            FUND            LOAN FEATURE
                                           --------------      --------------     ----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
         Dividends                       $     1,084,332     $       198,577
         Interest income                                                        $       1,228,643
         Realized gain on sale of
            investments                          128,349              16,985
         Unrealized appreciation
            of investments (Note 4)            2,957,516             381,009
                                           --------------      --------------     ----------------
           Total investment income             4,170,197             596,571            1,228,643
                                           --------------      --------------     ----------------

     Contributions (Note 2):
         Employers
         Participants                          3,185,022           1,141,190
                                           --------------      --------------     ----------------
           Total contributions                 3,185,022           1,141,190
                                           --------------      --------------     ----------------
              Total additions                  7,355,219           1,737,761            1,228,643
                                           --------------      --------------     ----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                          345,062             115,316              194,599
       Administrative expenses                     1,376               1,100
       Interfund transfers                    (7,402,443)         (1,475,470)          (2,436,858)
                                           --------------      --------------     ----------------
             Total deductions                 (7,056,005)         (1,359,054)          (2,242,259)
                                           --------------      --------------     ----------------
             Net increase (decrease)          14,411,224           3,096,815            3,470,902

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                       6,367,034           3,086,908           12,944,813
                                           --------------      --------------     ----------------
       End of year                       $    20,778,258     $     6,183,723    $      16,415,715
                                           ==============      ==============     ================

See notes to combined financial statements.


THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA  PUBLIC SERVICE  COMPANY,  THE SAVINGS
PLAN FOR UNION  EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN
FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- -----------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------

                                                                                              SUPPLEMENTAL COMBINING INFORMATION
                                                                     --------------------------------------------------------------

                                                                     PINNACLE WEST                                  FIXED
                                                  COMBINED             STOCK FUND           INDEX FUND           INCOME FUND
                                               ---------------       ---------------      ---------------      -----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                            $      3,381,906      $      3,080,527
        Interest income                             4,099,965                62,785                          $        3,513,769
        Realized gain (loss)  on sale of
           investments                              2,579,519               693,572     $      1,885,449
        Unrealized appreciation
          (depreciation) of
           investments (Note 4)                   (10,965,410)           (9,324,625)          (1,577,228)
                                               ---------------       ---------------      ---------------      -----------------
          Total investment income (loss)             (904,020)           (5,487,741)             308,221              3,513,769
                                               ---------------       ---------------      ---------------      -----------------

     Contributions (Note 2):
        Employers                                   6,552,535             6,552,535
        Participants                               19,076,462             4,562,379            5,002,389              7,664,070
                                               ---------------       ---------------      ---------------      -----------------
          Total contributions                      25,628,997            11,114,914            5,002,389              7,664,070
                                               ---------------       ---------------      ---------------      -----------------
             Total additions                       24,724,977             5,627,173            5,310,610             11,177,839
                                               ---------------       ---------------      ---------------      -----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                            11,620,088             4,787,183            1,690,764              4,816,488
       Administrative expenses                         66,117                 5,216                2,783                 57,439
       Interfund transfers                                                5,743,751            6,597,380              7,774,601
                                               ---------------       ---------------      ---------------      -----------------
            Total deductions                       11,686,205            10,536,150            8,290,927             12,648,528
                                               ---------------       ---------------      ---------------      -----------------
            Net increase (decrease)                13,038,772            (4,908,977)          (2,980,317)            (1,470,689)

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                          184,519,535            84,158,864           34,561,641             65,799,030
                                               ---------------       ---------------      ---------------      -----------------
       End of year                           $    197,558,307      $     79,249,887     $     31,581,324     $       64,328,341
                                               ===============       ===============      ===============      =================



                                             ---------------------------------------------------------



                                             ---------------------------------------------------------


                                             ---------------------------------------------------------

                                                AGGRESSIVE          BALANCED           PARTICIPANT
                                                EQUITY FUND           FUND             LOAN FEATURE
                                               --------------     --------------     -----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                            $       248,031    $        53,348
        Interest income                                                            $          523,411
        Realized gain (loss)  on sale of
           investments                                 4,540             (4,042)
        Unrealized appreciation
          (depreciation) of
           investments (Note 4)                       29,159            (92,716)
                                               --------------     --------------     -----------------
          Total investment income (loss)             281,730            (43,410)              523,411
                                               --------------     --------------     -----------------

     Contributions (Note 2):
        Employers
        Participants                               1,130,011            717,613
                                               --------------     --------------     -----------------
          Total contributions                      1,130,011            717,613
                                               --------------     --------------     -----------------
             Total additions                       1,411,741            674,203               523,411
                                               --------------     --------------     -----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                               64,788             70,317               190,548
       Administrative expenses                                              679
       Interfund transfers                        (5,020,081)        (2,483,701)          (12,611,950)
                                               --------------     --------------     -----------------
            Total deductions                      (4,955,293)        (2,412,705)          (12,421,402)
                                               --------------     --------------     -----------------
            Net increase (decrease)                6,367,034          3,086,908            12,944,813

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year
                                               --------------     --------------     -----------------
       End of year                           $     6,367,034    $     3,086,908    $       12,944,813
                                               ==============     ==============     =================

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA  PUBLIC SERVICE  COMPANY,  THE SAVINGS
PLAN FOR UNION  EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN
FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
- --------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------------------------------------------------------------------------------------------

                                                                            SUPPLEMENTAL COMBINING INFORMATION
                                                                     -----------------------------------------------------------

                                                                     PINNACLE WEST                                  FIXED
                                                  COMBINED             STOCK FUND           INDEX FUND           INCOME FUND
                                               ---------------       ---------------      ---------------      -----------------
ADDITIONS TO NET ASSETS
     ATTRIBUTED TO:
     Investment income (Note 1):
        Dividends                            $        737,115      $        737,115
        Interest income                             3,555,606                16,649                          $        3,538,957
        Realized gain on sale of
           investments                              1,364,029               966,319     $        397,710
        Unrealized appreciation
           of investments (Note 4)                  9,200,720             6,756,211            2,444,509
                                               ---------------       ---------------      ---------------      -----------------
          Total investment income                  14,857,470             8,476,294            2,842,219              3,538,957
                                               ---------------       ---------------      ---------------      -----------------

     Contributions (Note 2):
        Employers                                   6,224,933             6,224,933
        Participants                               17,985,573             5,453,864            5,159,788              7,371,921
                                               ---------------       ---------------      ---------------      -----------------
          Total contributions                      24,210,506            11,678,797            5,159,788              7,371,921
                                               ---------------       ---------------      ---------------      -----------------
             Total additions                       39,067,976            20,155,091            8,002,007             10,910,878
                                               ---------------       ---------------      ---------------      -----------------

DEDUCTIONS FROM NET ASSETS
       ATTRIBUTED TO:
       Benefit payments                             7,466,844             4,446,946              842,597              2,177,301
       Interfund transfers                                                7,121,035             (512,590)            (6,608,445)
                                               ---------------       ---------------      ---------------      -----------------
            Total deductions                        7,466,844            11,567,981              330,007             (4,431,144)
                                               ---------------       ---------------      ---------------      -----------------
            Net increase                           31,601,132             8,587,110            7,672,000             15,342,022

NET ASSETS AVAILABLE FOR
        BENEFITS:
       Beginning of year                          152,918,403            75,571,754           26,889,641             50,457,008
                                               ---------------       ---------------      ---------------      -----------------
       End of year                           $    184,519,535      $     84,158,864     $     34,561,641     $       65,799,030
                                               ===============       ===============      ===============      =================

See notes to combined financial statements.

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     --------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Method of Accounting - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of common stock of Arizona Public Service Company ("APS") are owned by Pinnacle West Capital Corporation ("Pinnacle West"). Certain prior year balances have been reclassified to conform to the current year presentation.

              Investments - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of the Pinnacle West Stock Fund, the Index Fund, the Fixed Income Fund, the Aggressive Equity Fund, and the Balanced Fund. The Aggressive Equity Fund and the Balanced Fund were added effective April 4, 1994.

              The Pinnacle West Stock Fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market. The Index Fund (consisting of common stocks maintained by the Trustee (defined below) as part of a commingled fund) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The Fixed Income Fund (consisting primarily of several guaranteed interest contracts with varying rates of interest and varying maturities, with a weighted average crediting interest rate at December 31, 1995, 1994, and 1993 of 6.05%, 5.94%, and 6.65%, respectively) is stated at contract value which approximates fair value. The average yield for 1995 approximated the weighted average crediting interest rate. The Aggressive Equity Fund (consisting primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The Balanced Fund (consisting of common and preferred stocks and bonds managed by Fidelity Investments as part of the Fidelity Balanced Fund) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The cost of investments sold is determined using average costs.

            Payment of Benefits - Benefits are recorded when paid.

              Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.      DESCRIPTION OF THE PLANS

              General - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the Trustee for the Plans under a master trust agreement.

              Eligibility - All employees of APS and salaried employees of Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

        Contributions - Participants may direct their respective Company to contribute any whole percentage from 1% to 10% of the participants' pre-tax base pay from their respective Company as their tax deferred contribution to the Plans. The maximum allowable base pay ($150,000 in
        1995) and tax deferred contribution ($9,240 in 1995) are linked to the cost of living index and could change on an annual basis. In addition to or in lieu of making tax deferred contributions to the Plans, participants may elect to make contributions of up to 10% of their after-tax base pay as a voluntary contribution, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay.

              Prior to March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, the Companies contributed to the account of each participant in the Plans' matching feature a minimum amount equal to 30% of such participant's contribution of up to 6% of the participant's pre-tax base pay (defined here as the participant's "required contribution"). Employer contributions were increased (i) by an additional one percent for each one percent increase in Pinnacle West consolidated net income from continuing operations over the prior year and (ii) by an additional amount determined at the sole discretion of each Company's Board of Directors, up to a total Employer contribution of not more than 50% of participant required contributions. Effective March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, Employer contributions were fixed at 50% of the first 6 percent of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

              The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

              Investment Programs - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Balanced Fund, or Aggressive Equity Fund. The Balanced Fund and the Aggressive Equity Fund were available for participant contributions effective April 4, 1994. All Employer contributions are invested in the Pinnacle West Stock Fund.

              Loan Feature - A loan feature was added April 4, 1994. Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

              The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from one to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

              The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the State Street Bank and Trust Company's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued in 1995 ranged from 9.50% to 10.00%.

              Loans are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Loan Feature. Loan repayments are treated as transfers from the Loan Feature to the participant's investment funds, based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly (for the APS Plans) or bi-weekly (for the Pinnacle West Plan) payroll deductions.

              Vesting - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of plan participation, beginning with the first plan year of Employee participation.

              Withdrawals and Distributions - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive a distribution, as soon as administratively possible, of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

              Forfeitures - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

              Termination of the Plans - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

        Change to Daily Valuation - In 1994, the Plans changed to a daily valuation of all accounts. As a result of this change, the participant accounting in the Pinnacle West Stock Fund was changed to unit accounting from share accounting.

3.      INCOME TAX STATUS

              The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see
        Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

4.      UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

        Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1995 were as follows:

                                                 Unrealized Appreciation (Depreciation)
                                          --------------------------------------

                                             Beginning of Year           End of Year              Change
                                       ----------------------    ---------------------     -------------------
             1995
             ----
           Pinnacle West Stock Fund           $ 6,275,811               $ 39,003,330           $ 32,727,519
           Index Fund                           7,294,560                 18,965,167             11,670,607
           Aggressive Equity Fund                  29,159                  2,986,675              2,957,516
           Balanced Fund                          (92,716)                   288,293                381,009
                                              -----------               ------------           ------------
                Total                         $13,506,814               $ 61,243,465           $ 47,736,651
                                              ===========               ============           ============

             1994
             ----
           Pinnacle West Stock Fund           $15,600,436               $  6,275,811           $  (9,324,625)
           Index Fund                           8,871,788                  7,294,560              (1,577,228)
           Aggressive Equity Fund                   -0-                       29,159                  29,159
           Balanced Fund                            -0-                      (92,716)                (92,716)
                                              -----------               ------------           -------------
                Total                         $24,472,224               $ 13,506,814           $ (10,965,410)
                                              ===========               ============           =============

             1993
             ----
           Pinnacle West Stock Fund           $ 8,844,225               $15,600,436            $   6,756,211
           Index Fund                           6,427,279                 8,871,788                2,444,509
                                              ------------              -----------            -------------
                Total                         $15,271,504               $24,472,224            $   9,200,720
                                              ===========               ===========            =============

5.      BENEFITS PAYABLE

              As of December 31, 1995 and 1994, net assets available for benefits included benefits of $0 and $71,363, respectively, due to participants who had withdrawn from participation in the Plans.

6.      PARTICIPATING EMPLOYEES

              As of December 31, 1995 and 1994, the aggregate number of employees participating in the Plans was 5,317 and 5,411, respectively.

7.      NET ASSET VALUE PER UNIT

              Prior to April 1, 1994, individual participant account investments in the Pinnacle West Stock Fund were maintained on a share value basis, while the individual participant account investments in the Index Fund and Fixed Income Fund were maintained on a unit value basis. Effective April 1, 1994, individual participant account investments in the Pinnacle West Stock Fund were changed to a unit value basis. In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, and Balanced Funds. The number of units and related net asset value per unit at December 31 are:


                                             Net Asset Value
                                                Per Unit        Number of Units
                                          ------------------  ------------------
                          1995
             Pinnacle West Stock Fund        $ 14.766694              7,400,426
             Index Fund                        12.412044              4,234,420
             Fixed Income Fund                  4.681795             13,640,906
             Aggressive Equity Fund            59.391589                349,852
             Balanced Fund                     56.305337                109,825

                          1994
             Pinnacle West Stock Fund        $  9.810354              8,078,188
             Index Fund                         9.025973              3,498,938
             Fixed Income Fund                  4.415146             14,569,924
             Aggressive Equity Fund            42.388872                150,205
             Balanced Fund                     49.008514                 62,987



8.      RELATED PARTY TRANSACTIONS

              Costs   of   Administration   -   Substantially   all   costs   of
        administration of the Plans have been paid by the Companies except for loan administration fees.

              Pinnacle West Stock Fund - The Plans held 3,747,471, 3,931,354, and 3,713,139 shares of Pinnacle West common stock in the Pinnacle West Stock Fund at December 31, 1995, 1994, and 1993, respectively. Employer cash contributions were $6,747,587, $6,552,535, and $6,224,933 in 1995,
        1994, and 1993, respectively. The Plans made investments in Pinnacle West common stock of $3,274,433, $10,533,406, and $4,992,235 in 1995,
        1994, and 1993, respectively,  and had sales of $7,459,282,  $7,339,602, and $4,356,695,  with an aggregate cost of $5,906,404,  $6,646,030,  and
        $3,390,376 in 1995, 1994, and 1993, respectively.

              Index Fund - The Plans made investments in the Trustee's Index Fund of $11,841,434, $5,251,808, and $6,331,838 in 1995, 1994, and 1993,
        respectively,  and had sales of $3,804,238,  $8,197,947,  and $1,603,493 with an aggregate  cost of  $2,642,976,  $6,312,498,  and  $1,205,783 in
        1995, 1994, and 1993, respectively.

              Temporary Investments - The Plans made investments in temporary investment funds managed by the Trustee of $51,411,186, $44,448,076, and $40,690,552 in 1995, 1994, and 1993, respectively, and had sales with proceeds of $55,197,746, $48,088,440, and $36,519,689 during those same periods. The temporary investments are bought and sold at par.

Exhibits Filed.
- ---------------


Exhibit No.                Description
- -----------                -----------


     23.1                  Independent Auditors' Consent

                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                      THE SAVINGS PLAN FOR EMPLOYEES OF
                                      ARIZONA PUBLIC SERVICE COMPANY


                                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                                      OF ARIZONA PUBLIC SERVICE COMPANY
                                                        (Name of Plans)





Date:    June 27, 1996                By    Armando B. Flores
                                           ---------------------
                                            Armando B. Flores
                                            Chairman of the Committee
                                            and Vice President, Human Resources,
                                            Arizona Public Service Company